UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22756								Date examination completed: July 28, 2017
2. State identification Number:
AL	50928	AK		AZ		AR		CA		CO	2013-52-250
CT		DE		DC		FL		GA	SCMF049318	HI
ID		IL	60027229	IN	13-0029IC	IA		KS		KY
LA		ME		MD		MA		MI		MN	R-55307.1
MS	Investor Class: 60062970	MO		MT		NE	104525	NV		NH
NJ		NM		NY	S33-79-97	NC	52726	ND		OH
OK		OR		PA	2013-02-070MF	RI		SC	MF21457	SD
TN		TX	Investor Class: C 113227	UT		VT		VA	183038	WA	Investor Class: 60073193
WV		WI		WY	27623	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Advisors Preferred Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

July 28, 2017

We, as members of management of Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 25, 2017, and from March 31, 2017, through April 25, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of April 25, 2017, and from March 31, 2017, through April 25, 2017, with respect to securities reflected in the investment account of each Fund.

Spectrum Low Volatility Fund

Spectrum Advisors Preferred Fund

/s/ Catherine Ayers-Rigsby _

Principal Executive Officer

/s/ Kevin Wolf .

Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of April 25, 2017. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 25, 2017, and with respect to agreement of security purchases and sales, for the period from March 31, 2017 (the date of our last examination), through April 25, 2017, without prior notice to management:

  Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Funds, the Custodian and NFS.

  Agreement of all purchases and sales (only one purchase, no sales noted for the period) for the Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 25, 2017, with respect to securities reflected in the investment account of each Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

July 28, 2017